UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 11, 2015

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K and Exhibits 4.1 and 4.2 thereto shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number 333-203040) of Ascendis Pharma A/S (the “Company”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Fidelity Registration Rights Agreement

On December 11, 2015, the Company entered into a registration rights agreement (the “Agreement”) with Fidelity Securities Fund: Fidelity Series Small Cap Opportunities Fund - Healthcare Sub and Fidelity Stock Selector Small Cap Fund - Health Care Sub (together, the “Investors”) in connection with the purchase by the Investors of an aggregate of 1.0 million American Depositary Shares (the “Shares”) representing ordinary shares of the Company.

Pursuant to the Agreement, upon becoming eligible to file a registration statement on Form F-3, the Company will be required to timely register the Shares on Form F-3 under the Securities Act of 1933, as amended (the “Securities Act”) so that the Shares may be publicly resold. The Company is obligated to pay certain expenses in connection with the registration of the Shares.

The Form F-3 registration rights pursuant to the Agreement will expire, with respect to any particular shareholder, upon the earlier of (i) the failure to consummate the sale and purchase of the Shares pursuant to a concurrent purchase agreement, (ii) a change in control (as defined in the Agreement), (iii) the disposition of all of a shareholder’s Shares and (iv) at such time as when a shareholder can sell all of its Shares under Rule 144 or Regulation S of the Securities Act during any three-month period.

Amendment to Existing Registration Rights Agreement

On December 11, 2015, the Company and certain shareholders of the Company entered into a First Amendment (the “Amendment”) to the Registration Rights Agreement by and among the Company and the investors set forth therein, dated as of November 24, 2014, which provides certain registration rights for securities held pursuant to the Company’s previously outstanding Preference D shares. The Amendment provides that such registration rights shall also apply to securities held by certain shareholders pursuant to the Company’s previously outstanding Preference C shares.

The foregoing description of the material terms of the Agreement and the Amendment is qualified in its entirety by the full terms of the Agreement and the Amendment, which are attached as Exhibits 4.1 and 4.2 hereto, respectively.

EXHIBIT INDEX

Exhibit No.	Description

4.1	Registration Rights Agreement dated December 11, 2015 by and among Ascendis Pharma A/S, Fidelity Securities Fund: Fidelity Series Small Cap Opportunities Fund - Healthcare Sub and Fidelity Stock Selector Small Cap Fund - Health Care Sub.

4.2	First Amendment to Registration Rights Agreement dated December 11, 2015 by and among Ascendis Pharma A/S and the investors set forth therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: December 11, 2015	By:	/s/ Michael Wolff Jensen Michael Wolff Jensen Senior Vice President, General Counsel